Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 21 DATED NOVEMBER 1, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which supersedes and replaces all prior supplements to the Prospectus, and Supplement No. 17 dated August 17, 2004, which supersedes and replaces all prior supplements to the Prospectus subsequent to Supplement No. 9, Supplement No. 18 dated September 20, 2004, Supplement No. 19 dated October 14, 2004 and Supplement No. 20 dated October 25, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a seven-story office building containing approximately 222,000 rentable square feet in Downers Grove, Illinois; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of October 29, 2004, we had received aggregate gross offering proceeds of approximately $621.2 million from the sale of approximately 62.1 million shares in our initial public offering. After payment of approximately $12.4 million in acquisition fees, payment of approximately $59.1 million in selling commissions and dealer manager fees and $12.4 million in other organization and offering expenses, as of October 29, 2004, we had raised aggregate net offering proceeds of approximately $537.3 million.

Acquisition of The Corridors III Building

On November 1, 2004, we purchased a seven-story office building containing approximately 222,000 rentable square feet (“The Corridors III Building”), for a purchase price of approximately $40.5 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and proceeds from our $430.0 million line of credit with Bank of America, N.A. The Corridors III Building is located on an approximate 7.3-acre parcel of land at 2650 Warrenville Road in Downers Grove, Illinois. The Corridors III Building was purchased from NBS Corridors III, L.L.C. (the “Seller”), which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The Corridors III Building, which was completed in 2001, is leased to MAF Bancorp, Inc. (“MAF”) (approximately 59%), Toyota Motor Credit Corporation (“Toyota Motor Credit”) (approximately 10%), Credit Suisse First Boston Corporation (“CSFB”) (approximately 9%) and Metropolitan Life Insurance Company (“MetLife”) (approximately 9%) and various other office and retail tenants (approximately 6%). Approximately 7% of The Corridors III Building is currently vacant. Provided the Seller procures a fully executed lease for the vacant space on or before July 31, 2005, we would owe the Seller additional purchase price based on a pre-determined formula pursuant to the terms of an earnout agreement entered into at closing between us and the Seller.

MAF, a company whose shares are publicly traded on NASDAQ, is a registered savings and loan holding company that is primarily engaged in the consumer banking business through its wholly owned subsidiary, Mid America Bank. With assets of $9.4 billion and 67 retail banking offices throughout Chicago and Milwaukee and their surrounding areas, Mid America Bank is the largest independent thrift in Illinois and 8th largest bank in deposit market share in the Chicago area and 6th largest bank in market share in the Milwaukee area. MAF reported a net worth, as of June 30, 2004, of approximately $906.0 million.

Toyota Motor Credit, the United States financing arm of Toyota Financial Services Corporation, a wholly owned subsidiary of Toyota Motor Corporation, provides retail leasing, retail and wholesale financing and other financial services to Toyota and Lexus dealers, as wells as Toyota industrial equipment dealers and their customers. Toyota Motor Credit reported a net worth, as of June 30, 2004, of approximately $3.7 billion.

CSFB, a business unit of the Zurich-based Credit Suisse Group, is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB’s businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 69 locations in 34 countries across five continents. CSFB reported a net worth, as of June 30, 2004, of approximately $10.3 billion.

MetLife,through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The MetLife companies serve individuals in approximately 13 million households in the U.S. and provide benefits to 37 million employees and family members through their plan sponsors. Outside the U.S., the MetLife companies serve approximately eight million customers through direct insurance operations in Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Mexico, South Korea, Taiwan and Uruguay. MetLife reported a net worth, as of June 30, 2004, of approximately $21.3 billion.

The current aggregate annual base rent for MAF, Toyota Motor Credit, CSFB, MetLife and the three additional tenants in The Corridors III Building is approximately $3.3 million. The current weighted-average remaining lease term for all tenants in The Corridors III Building is approximately nine years. MAF has the right, at its option, to extend the initial term of its lease for three additional five-year periods. Toyota Motor Credit has the right, at its option, to extend the initial term of its lease for two additional three-year periods. CSFB and MetLife have the right, at their option, to extend the initial terms of their leases for one additional five-year period. MAF, Toyota Motor Credit, CSFB and MetLife each have certain rights of first refusal on selected space in The Corridors III Building.

We do not intend to make significant renovations or improvements to The Corridors III Building in the near term. We believe that The Corridors III Building is adequately insured.

Indebtedness

Following the acquisition of The Corridors III Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 42%. Following the acquisition, total indebtedness was $444.6 million, which consisted of the $17.8 million seller loan related to the acquisition of the 3333 Finley Road and 1501 Opus Place Buildings, $51.1 million outstanding on the assumed loan related to the acquisition of the One West Fourth Street Building, $46.3 million outstanding on the Lehman Brothers Loan related to the acquisition of the 800 North Frederick Building and borrowings under our $430.0 million credit facility of approximately $329.4 million. Based on the value of our borrowing base properties, we had approximately $100.6 million in remaining capacity under our $430.0 million credit facility.